March 19, 2021
MACKENZIE REALTY CAPITAL, INC.

THIS IS NOTIFICATION OF THE SHARE REPURCHASE OFFER

Dear Stockholder:

We are writing to you to announce a share repurchase offer by MacKenzie Realty Capital, Inc. The purpose of this Offer (as defined below) is to provide limited liquidity to holders of shares of our common stock by offering to repurchase certain of those shares at a purchase price equal to $6.00 per Share (the “Purchase Price”). The Offer period will begin March 19, 2021 and end at 5:00 P.M., Pacific Time, on April 19, 2021. Subject to the limitations contained in the Offer to Purchase, which is available on our website at www.mackenziecapital.com/sec-filings, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about April 19, 2021.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT $6.00 PER SHARE, PLEASE DISREGARD THE REMAINDER OF THIS NOTICE.

The Company’s Board of Directors and the Company strongly recommend that stockholders DO NOT tender their Shares in this Offer because the recent Net Asset Value is $9.84 per Share.

We understand that some of our stockholders desire immediate liquidity, and the Company’s board of directors also considered the needs of these stockholders and that it would be in their interests to provide an option to those stockholders. We understand that the options for our stockholders to sell their Shares are limited as Shares are not listed on a national securities exchange and there is no established trading market for Shares. While there is a secondary market for Shares, we believe the volume of those trades is small in relation to the number of Shares outstanding and that many of our stockholders who desire immediate liquidity do not consider secondary market transactions as a means to achieve liquidity. We are not currently offering any means to our stockholders to redeem Shares. The Company’s share repurchase program was suspended effective in May 2020 due to the COVID-19 pandemic, and we have no current plans to reinstate this share repurchase program on the same terms, or on other terms in the immediate future.  As the Board has stated previously, it needs to first re-instate a dividend, which would then fund the dividend reinvestment program, which would in turn fund a share repurchase program.  That is not something that will happen immediately.

You should also be aware that the Offer will be accretive to those stockholders who do not participate in the Offer. These non-participants will automatically increase their relative percentage ownership interest in us and our future operations, including their share of the proceeds from any liquidity events that we may have in the future. For additional information, see Section 9—Certain Effects of the Offer. We believe that the continued execution of strategy will maximize long-term value for our stockholders, and position us for future success. Overall, we believe that the Offer is a prudent use of our financial resources given our business profile, capital structure, assets and liabilities. The Company’s board of directors believes that the Purchase Price of this Offer, which is $6.00 per Share, is well below the current and potential long-term value of the Shares. This belief is based on, among other things, the most recent Estimated Per-Share NAV of $9.84 per Share approved by the Company’s board of directors as of December 31, 2020. The purchase price is 39% lower than Estimated Per-Share NAV. We are making this Offer only to provide stockholders who desire immediate liquidity an alternative to the secondary market, which has had very limited trading in the $3.00-$6.30 range. This Offer is in no way intended to suggest that $6.00 per Share is the fair value of our Shares.  Accordingly, the Company’s board of directors and the Company strongly recommend that stockholders DO NOT tender their Shares in this Offer.

The Company’s Board of Directors acknowledges that each stockholder must evaluate whether to tender his, her, or its Shares in either this Offer and that an individual stockholder may determine to tender based on, among other things, his, her, or its individual liquidity needs. In addition, the Company’s Board of Directors believes that in making a decision as to whether to tender Shares in either this Offer, each stockholder should keep in mind that (a) there can be no assurance that we will reinstate a share repurchase program, on the same terms as our prior share repurchase program, which was suspended effective May 2020, or on other terms, (b) we have the right to amend, extend or, upon certain specified conditions, terminate this Offer, and (c) there can be no assurance as to when or if we will ultimately achieve a liquidity event and as to the terms of any such liquidity event.

Each stockholder must make his, her or its own decision whether to tender Shares and how many Shares to tender. In doing so, you should read carefully the information in or incorporated by reference into this Offer to Purchase and the related Letter of Transmittal and Important Instructions and Information, including the Company’s Current Report on Form 8-K filed with the SEC on February 26, 2021, which describes the calculation of Estimated Per-Share NAV, and other filings made by the Company with the SEC, which are incorporated herein by reference and can be found in the “SEC Filings” section of the Company’s website, www.mackenzierealty.com/sec-filings. You are urged to discuss your decision with your tax advisor, financial advisor, and/or custodian.  If you would like to tender a portion or all of your shares pursuant to the terms of this Offer, you must obtain from our website, or request that we mail to you, a copy of the Offer to Purchase, dated March 19, 2021 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). Please read the Offer because it contains important information.  Stockholders may also contact their financial advisor, broker, dealer, commercial bank or trust company for assistance concerning the Offer.

FAQ:

Q:  Why isn’t the Company paying a dividend?

A:  Generally, we intend (and have always stated that we intend) to pay dividends out of profits and/or operating cash flow.  So far in 2021 (and for much of 2020) there have been neither, and we don’t want to simply pay back original capital, so there is no cashflow with which to pay a dividend.

Q.  Why is the Company offering to buy my shares at a discount instead of reopening the redemption plan?

A.  During this time of some distress the Board feels it is not prudent to open the regular redemption plan, as redeeming shares at or near NAV is not beneficial to the remaining shareholders.  However, we are aware that there have been over a dozen trades in our shares during the last six months at prices ranging from $3.00 to $6.30, so our offer at $6.00 is a better exit for most shareholders that need liquidity, but it is also a substantial benefit to the vast majority of shareholders who will not sell into this offer, and who will see the NAV of their shares jump as a result of this discounted purchase offer.

Q.  Is this the best use for the Company’s cash at this time?

A.  While we are transitioning from a BDC to a property-focused REIT, we need to reduce our securities portfolio to less than 20% of total assets.  This means that we may not be able to take advantage of some of the substantial discounts at which many REITs are currently trading because we will not be able to buy shares of other REITs for probably at least the balance of this year.  However, buying our own shares at a discount is a great investment and does not add to our “securities” portfolio.

Q.  Does the Company’s Adviser benefit from this tender offer?

A.  No.  We have chosen to redeem shares at a discount for the benefit of all of our shareholders, even though it means the Adviser will earn a reduced asset management fee.  If we buy back 5% of our shares, then the Adviser’s asset management fee declines by 5%.  In fact, if we had chosen to pay a dividend this quarter rather than using the cash for a tender offer, the Adviser could have kept pace with the 6% preferred return, making it poised to earn an incentive fee in future quarters.  We decided the tender offer was a better decision for the Company and our shareholders.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated March 19, 2021, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance or offers to sell shares would not be in compliance with the laws of that jurisdiction.

SHARE REPURCHASE TERMS

MacKenzie Realty Capital, Inc., is offering to purchase 400,000 shares of its issued and outstanding common stock (the “Shares”) upon the terms and subject to the conditions described in the Offer to Purchase and the Letter of Transmittal. This Offer has been approved by the Board.  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., PACIFIC TIME, ON April 19, 2021, UNLESS THE OFFER IS EXTENDED.  The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase. The Offer is for cash at a purchase price equal to $6.00 (the “Purchase Price”).

THE COMPANY, THE BOARD, MCM ADVISERS, LP, AND MACKENZIE CAPITAL MANAGEMENT, LP, RECOMMEND AGAINST TENDERING SHARES.

The Company will purchase, at the Purchase Price, all Shares properly tendered and not properly withdrawn prior to the Expiration Date (as defined below), upon the terms and subject to the conditions of the Offer, including the proration provisions (as described in the Offer to Purchase). Under no circumstances will the Company pay interest on the Purchase Price for the Shares, regardless of any delay in making payment, nor will you be entitled to dividends or distributions on record dates that occur on or after the date that Company accepts your Shares for purchase.

The term “Expiration Date” means 5:00 P.M., PACIFIC TIME, ON April 19, 2021, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended, shall expire.  For purposes of the Offer, the Company will be deemed to have accepted for payment and, therefore, purchased, Shares properly tendered (and not properly withdrawn), only when, as and if the Company gives oral or written notice to MacKenzie Capital Management, LP, the depositary for the Offer (the “Depositary”), of its acceptance of such Shares for payment under the Offer.

Upon the terms and subject to the conditions of the Offer, if more than 400,000 Shares have been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase properly tendered Shares on a pro-rata basis from all stockholders who properly tender Shares and do not properly withdraw them before the Expiration Date.

We expressly reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares. The Company also expressly reserves the right to terminate the Offer, as described in the Offer to Purchase. Subject to compliance with applicable law, the Company further reserves the right, regardless of whether any of the circumstances described in the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect, including by increasing or decreasing the consideration offered. The Company will announce any such termination or amendment to the Offer by making a public announcement of the termination or amendment in accordance with applicable law. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law (including Rule 13e-4 under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release.

Generally, the receipt of cash from the Company in exchange for a stockholder’s Shares will be a taxable event for the stockholder for U.S. federal income tax purposes. The receipt of cash for a stockholder’s Shares generally will be treated for U.S. federal income tax purposes either as (1) a sale or exchange of the Shares or (2) a distribution in respect of stock from the Company. The Depositary (or other applicable withholding agent) may be required to withhold U.S. federal taxes on the gross proceeds of the Offer paid to a non-U.S. stockholder. For additional information, see Section 13 of the Offer to Purchase. Each stockholder is urged to consult his, her or its own tax advisor to determine the particular tax consequences to him, her or it of the Offer, including the applicability and effect of federal, state, local and foreign tax laws. To prevent the potential imposition of U.S. federal backup withholding on the gross payments made pursuant to the Offer, prior to receiving such payments, each stockholder accepting the Offer who has not previously submitted to the Company a correct, completed and signed Internal Revenue Service (“IRS”) Form W-9 or substituted Form W-9 (included with the original subscription) (for U.S. stockholders) or IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8IMY, IRS Form W-8ECI, or other applicable form (for non-U.S. stockholders), or otherwise established an exemption from such withholding, must submit the appropriate form to the Company.

Tenders of Shares under the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date, and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after May 18, 2021 (which is 40 business days after the commencement of the Offer). For such withdrawal to be effective, the Depositary must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at the respective addresses or facsimile number specified for such manner of delivery set forth on the notice of withdrawal. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with such book-entry transfer facility’s procedures.  The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding, subject to a stockholder’s right to challenge the Company’s determination in an arbitration.  The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The purpose of the Offer is to provide limited liquidity to our stockholders, because there is otherwise no public market for the Shares.

 We recognize that our Shares are not listed on a national securities exchange and have limited liquidity prior to the occurrence of a “liquidity event.” A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our Shares on a national securities exchange, or (3) a merger or another transaction approved by our Board in which our Stockholders will receive cash or shares of a publicly traded company. While our Charter requires us to seek to explore a potential liquidity event eight years following the completion of our offering period, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in our best interest, our Board, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for Stockholder liquidity.  At the sole discretion of our Board, we may use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase Shares.